EXHIBIT C-9

Economic and Fiscal

Update

2019

©Her Majesty the Queen in Right of Canada (2019)

All rights reserved

All requests for permission to reproduce this document or any part thereof shall be addressed to the Department of Finance Canada.

This document is available on the Internet at www.fin.gc.ca

Cette publication est également disponible en français.

Cat. No.: F1-52E-PDF

Table of Contents

Introduction	5

A Responsible Fiscal Plan	5

Lower Taxes for the Middle Class and People Working Hard to Join It	6

Chapter 1 - Economic and Fiscal Update	9

Introduction	9

Recent Economic Developments	10

Canadian Economic Outlook	20

Revised Fiscal Outlook	21

Annex 1 - Details of Economic and Fiscal Projections	27

Economic Projections	27

Fiscal Projections	30

3

Introduction

Since 2015, the Government has been focused on Canadians, and on the things people need to build a better future for themselves and their families. In that time, working together, we’ve made a lot of progress.

The Government introduced the Canada Child Benefit, which gives more money to the families who need it most, and has helped to lift nearly 300,000 kids out of poverty.

To give a tax break to more than nine million hard-working Canadians, the Government lowered income taxes for the middle class and raised them on the wealthiest 1 per cent.

To help low-income seniors make ends meet, the Government increased the Guaranteed Income Supplement and strengthened the Canada Pension Plan to give everyone a more secure retirement.

The Government cut taxes for small businesses to help entrepreneurs grow their businesses and create more good, well-paying jobs.

And the Government is building more affordable housing in communities across the country, with Canada’s first-ever National Housing Strategy, while also helping to make it more affordable for people to buy their first home.

Thanks to these efforts, and the hard work of Canadians, Canada’s economy is strong and growing.

Over the last four years, Canadians have created more than a million new jobs, and stronger wage growth is helping more people get ahead. At the same time, too many people are still worried about making ends meet, and about what the future holds for themselves and their families. This is especially true for people whose livelihoods are at risk during times of economic downturn, as was recently seen in western Canada. There is much more work to be done to build an economy that truly works for everyone.

Canadians made it clear that they want a government that not only listens to these concerns, but takes real and meaningful action to address those concerns, in a responsible and balanced way—a government that is ready to respond to whatever challenges the future may bring.

A Responsible Fiscal Plan

A strong economy starts with a strong middle class—and the best way to help the middle class grow and prosper is by investing in people and in our communities. The Government has a responsible fiscal plan that will continue to do just that. It’s a plan that is built on the Government’s four key commitments:

Continuing to invest in people and in the things that give people a better quality of life.

The last four years have shown what can happen when the Government puts people first and invests in the things that make their lives easier: more money for families to help grow the economy, more good jobs, more liveable communities, and an estimated 900,000 fewer people living in poverty. The Government will continue to work with Indigenous Peoples to help deliver a better quality of life for their families and communities, and will build on the progress achieved for all people in Canada, moving forward with investments that will make a real difference.

Economic and Fiscal Update        5

Continuing to reduce the federal debt relative to the size of our economy.

Canada’s net debt-to-GDP (gross domestic product) ratio is low and sustainable. That puts Canada in an enviable position, especially compared to other Group of Seven (G7) countries. Our relatively low level of debt is a serious competitive advantage, and one that the Government is fully committed to maintaining.

Keeping our economy moving forward.

Even though our economy is doing well, the Government needs to be ready to respond to whatever challenges might arise. This Economic and Fiscal Update includes a fiscal track that recognizes the challenging economic realities Canada may face in the years ahead. It recognizes what the Parliamentary Budget Officer has affirmed: that current government spending is sustainable over the long term—and gives the Government the room it needs to invest for long-term growth.

Continuing to build confidence in Canada’s economy, making sure that the world continues to see us as a great place to invest.

Canada has a “triple A” credit rating from the three most recognized credit rating agencies. This strong rating reflects the confidence that others have in Canada’s economic strength. It’s the Government’s goal to preserve this rating as it works to make life more affordable for more Canadians.

Lower Taxes for the Middle Class and

People Working Hard to Join It

Building on the success of the 2015 middle class tax cut that lowered taxes for more than nine million Canadians, the Government is moving forward with a proposal that would put more money in the pockets of Canadians. On December 9, 2019, the Government tabled in the House of Commons a Notice of Ways and Means Motion that proposes to amend the Income Tax Act to lower taxes for the middle class, and people working hard to join the middle class, by increasing the Basic Personal Amount (BPA) to $15,000 by 2023.

The enhanced BPA—along with past government actions like the Canada Child Benefit, more help for students and more generous seniors’ benefits—would help to make life more affordable for Canadians. It would mean that middle class Canadians, and people working hard to join the middle class, would pay no federal taxes on the first $15,000 they earn. This increase would cut taxes for close to 20 million Canadians, and would be phased in over four years, starting in 2020. It would put $3 billion into the pockets of Canadian households in 2020, with this amount rising to $6 billion by 2023.

When fully implemented in 2023, single individuals would save close to $300 in taxes every year, and families, including those led by a single parent, would save nearly $600 every year. It would mean that nearly 1.1 million more Canadians would no longer pay federal income tax at all.

To ensure that this tax relief goes to the people who need help most, the Government would phase out the benefits of the increased BPA for wealthy individuals.

The Government also proposes to increase two related amounts, the Spouse or Common-Law Partner Amount and the Eligible Dependant Credit, to $15,000 by 2023. The proposed increase in the BPA and related amounts is expected to save Canadians about $25.2 billion in taxes over 2019–20 to 2024–25.

6        Introduction

What Is the Basic Personal Amount?

To help all Canadians cover their most basic needs, no federal income tax is collected on a certain amount of income that a person earns. This is called the Basic Personal Amount, or BPA. In 2020, the BPA would allow Canadians to earn close to $12,300 before owing any federal tax. The Government is proposing increases to the BPA that would see it rise to $15,000 by 2023.

Table 1

Existing and Proposed Basic Personal Amounts

Year	Existing BPA[1]	Proposed BPA

2020	$12,298	$13,229

2021	$12,554	$13,808

2022	$12,783	$14,398

2023	$13,038	$15,000

1 Based on Department of Finance Canada projections for indexation for the 2021-2023 period.

A Single Individual Would Save Close to $300 by 2023

•

Paul lives in Wetaskiwin, Alberta. He has just graduated from college and has accepted a job paying $50,000 a year. The proposed increase to the BPA means that Paul would pay less tax starting in 2020, with tax savings of close to $300 in 2023.

A Two-Earner Couple Would Save Close to $600 by 2023

•

Jean and Robert live in Regina, Saskatchewan. Robert works full-time and earns $40,000 per year, while Jean works part-time and earns $20,000. Both Jean and Robert would benefit from the proposed BPA increase starting in 2020; their combined tax savings in 2023 would be close to $600.

A One-Earner Couple With One Child Would Save Close to $600 by 2023

•

Ian and Wendy live in Brampton, Ontario. Ian stays at home with their child, while Wendy is self- employed and earns $100,000 a year. Wendy’s taxes would be reduced starting in 2020. Since she can claim the Spouse or Common-Law Partner Amount in addition to the BPA, her tax savings in 2023 would be close to $600.

A Single Parent Would Save Close to $600 by 2023

•

Amrita is a single parent living in Cambridge-Narrows, New Brunswick, with one child. She earns $40,000 a year and would see tax savings starting in 2020. Given she can claim the Eligible Dependant Credit in addition to the BPA, her tax savings would be close to $600 in 2023.

Economic and Fiscal Update        7

GBA+ Summary

Gender-based Analysis Plus (GBA+) is an analytical process used to assess how diverse groups of women, men and non-binary people may experience policies, programs and initiatives. GBA+ goes beyond gender to consider additional identity factors such as ethnicity, sexual orientation, age, income level, and mental or physical ability. Here is the legend for the pictograms contained in this summary. Please see the introduction to Budget 2019’s Gender Report for a more detailed description of these terms and fields.

Expected Direct Benefits (gender)	Expected Impacts (income)	Expected Impacts (intergenerational)
Predominantly men (e.g. 80 per cent or more men)	Strongly benefits high-income individuals (strongly regressive)	Primarily benefits youth, children or future generations
60 per cent - 79 per cent men	Somewhat benefits high-income individuals (somewhat regressive)	No significant intergenerational impacts
Broadly gender-balanced	No significant distributional impacts	Primarily benefits the baby boom generation or seniors
60 per cent - 79 per cent women	Somewhat benefits low-income individuals (somewhat progressive)
Predominantly women (e.g. 80 per cent or more women)	Strongly benefits low-income individuals (strongly progressive)

Increasing the Basic Personal Amount

Increasing the BPA to $15,000 by 2023 would reduce taxes for all individual taxpayers, except those in the top tax bracket (essentially the top 1 per cent). Nearly two-thirds of Canadians who file a tax return would benefit, as over a third of filers already do not pay federal personal income tax.

It is estimated that 52 per cent of beneficiaries would be men and 48 per cent women, and that the distribution of the dollar amount of tax relief would be very similar (53 and 47 per cent, respectively). Women would account for almost 60 per cent of the nearly 1.1 million individuals taken off the tax rolls by the measure.

Individuals in a couple are more likely to benefit from the proposal relative to single individuals (72 per cent vs. 54 per cent, respectively). In about 83 per cent of all couples, at least one member of the couple would benefit. Seniors are less likely to benefit compared to non-seniors (54 per cent vs. 68 per cent), but represent a significant share of all individuals taken off the tax rolls (41 per cent).

The measure would be beneficial for taxpaying single parents (about two-thirds of whom are women), as they would be eligible for both an increased BPA and an increased Eligible Dependent Credit. This would result in a tax reduction of nearly $600 for a single parent in 2023.

GBA+ was performed: Mid-point

Target population: Low- and middle-income taxpayers

Expected Direct Benefits (gender):

            Gender composition of benefitting group

   Predominantly Men         Predominantly Women

Expected Impacts (income, age distribution):

                                 Income distribution

   Benefits High Income         Benefits Low Income

                             Intergenerational impacts

        Benefits Youth                         Benefits Seniors

8        Introduction

Chapter 1

Economic and Fiscal Update

Introduction

Despite challenging global conditions that include softer global growth and a rise in international trade disputes, Canada’s economy continues to grow at a solid pace. Labour market conditions in Canada are strong, with historically low unemployment rates recorded this year and historically high numbers of Canadians working (as a share of the working-age population) (Chart 1.1). Tighter labour markets have translated into stronger wage growth—bolstering consumer confidence and helping to keep Canada’s economy strong and growing.

Following some temporary weakness in late 2018 and early 2019—particularly in the mining, oil and gas sector—economic growth in Canada is on track to average 1.7 per cent in 2019 and 1.6 per cent in 2020. As a result, Canada is expected to be the second-fastest-growing economy in the Group of Seven (G7) in both 2019 and 2020.

Canada will continue to be a G7 leader in economic growth, underpinned by strong job creation

Chart 1.1 G7 Real Gross Domestic Product (GDP) Growth Outlook for 2019	Labour Force Participation Rate and Unemployment Rate
per cent per cent

Sources: Department of Finance Canada September 2019 survey of private sector economists for Canada (figures have been restated to reflect the historical revisions published along with the National Accounts, released on November 29, 2019) and International Monetary Fund (IMF), October 2019 World Economic Outlook for other countries.

Note: Last data points are November 2019. Source: Statistics Canada.

Economic and Fiscal Update        9

Recent Economic Developments

Global Economic Developments

After peaking in early 2018, global economic activity has moderated significantly, with growth restrained by several factors, including fading fiscal stimulus in the United States, rising international trade tensions and ongoing geopolitical uncertainty. These elements, together with concerns about softer longer-term growth prospects, are weighing on industrial production and commodity prices, and putting downward pressure on long-term interest rates (Chart 1.2).

In response to these developments, some major central banks have cut rates, injected liquidity and introduced asset purchase programs to support short-term growth in their domestic economies. These actions have had a positive effect, but there remains an ongoing risk that underlying weakness in the global manufacturing sector will spill over into the broader global economy and negatively impact growth prospects.

The global growth slowdown has put pressure on central banks to refuel economic activity

Chart 1.2

World Trade, Production and Business Sentiment	Central Bank Policy Interest Rates

per cent, year over year diffusion index, 50+ = economic expansion	per cent

Notes: 3-month moving averages. Last data points are September 2019 for trade volumes and industrial production and November 2019 for business sentiment.

Sources: CPB World Trade Monitor—July 2019; Bloomberg; J.P. Morgan.

Note: Last data point is December 2019, reflecting data up to and including December 13, 2019. Source: Haver Analytics.

In the U.S., economic growth is gradually slowing to a more normal pace after a few years of strong activity fuelled by stimulus spending. In other parts of the world, the growth slowdown is more pronounced. In China, real GDP growth has reached its slowest pace since official records for quarterly growth started in 1992. In Europe, economic activity remained sluggish in the third quarter of 2019 as the region continues to grapple with a sharp slowdown in industrial production—particularly in Germany—and lingering uncertainty around the potential exit of the United Kingdom from the European Union.

10        Chapter 1

At the same time, there are also fundamental structural shifts taking place in the global economy, which may have long-lasting impacts on future global economic growth. Increases in trade tariffs and related retaliatory measures have prompted many businesses to re-evaluate and reconfigure their production and supply chain processes across countries. Over time, this may result in rising costs for producing goods and services while at the same time reducing economic output. These structural changes could result in lower global growth, particularly when paired with other challenges—including those posed by an aging population, slower labour force growth, and the trend toward slower productivity growth observed in recent decades across G7 economies (Chart 1.3).

Global economies face greater risk of low growth

Chart 1.3
Contributions to Economic Growth, G7 Average	Labour Productivity Growth
per cent	per cent

Notes: The chart shows estimates of potential GDP. Labour productivity is calculated as potential GDP divided by potential employment.

Sources: OECD Economic Outlook, July 2018; Department of Finance Canada calculations and assumptions for the projection period.

Note: Average annual growth rates are shown and labour productivity is defined as real GDP per hour worked. Source: Organisation for Economic Co-operation and Development (OECD) database.

Economic and Fiscal Update        11

Canadian Economic Developments

Canada’s economy has continued to perform well, even in a context that includes slowing global growth and ongoing trade disruptions. Over the past four years, strong employment gains and rising household incomes have helped Canadian consumers feel generally confident about the future—supporting broader economic growth. However, the benefits of growth have been uneven across the country, with people living in regions facing economic challenges—such as the Prairies—feeling generally less positive about their personal economic situations.

At the same time, while Canadian businesses have faced challenges in recent years—such as pipeline capacity constraints and tariffs on aluminum and steel—indicators of business confidence remain modestly positive, bolstered by opportunities created by stronger domestic sales and ongoing growth in U.S. demand. Economic activity slowed temporarily starting in late 2018, stemming in part from acute crude oil transportation constraints followed by mandated crude oil production cuts in Alberta. The Canadian economy was then able to recover quickly, supported by continued growth in the services sector (Chart 1.4).

Recent uneven economic growth driven by weakness in Canada’s energy sector

Chart 1.4

Real GDP Growth	Contributions to Real GDP Growth By Sector

per cent, quarter to quarter at annual rates	percentage points, period to period at annual rates

Note: Real GDP by expenditure at market prices. Source: Statistics Canada.	Note: Real GDP by industry at basic prices (2012 constant prices). Sources: Statistics Canada; Department of Finance Canada calculations.

12        Chapter 1

So far in 2019, employment has risen by nearly 400,000 from its 2018 level, its strongest growth since 2007 (Chart 1.5) even when factoring in the loss of 71,000 jobs in November. As a result, for this year as a whole, the unemployment rate is on pace to reach its lowest level in more than 40 years. The labour force participation rate of working-age Canadians has reached an all-time high this year, reflecting increasing integration of women in the labour market.

In addition to strong employment gains, wages have increased. Robust gains are seen across all major wage groups and, if current trends continue, 2019 could mark the strongest year of wage growth in close to a decade. Sustaining this employment growth and wage gains will be important to supporting incomes for Canadian households.

The pace of job creation, and wage growth, are on the rise

Chart 1.5

Annual Employment Gains	Wage Growth

thousands	per cent, year over year

*The underlying employment level for 2019 is the average of January to November. Source: Statistics Canada.

Notes: Hourly wage growth as measured by the wage-common. Shaded area shows the range of four individual wage measures: the Labour Force Survey, the Survey of Employment, Payrolls and Hours, the National Accounts and the Productivity Accounts. The Bank of Canada, which publishes a similar measure, considers the common trend of these four measures to provide a reliable picture of wage growth. Last data point is 2019Q3.

Sources: Statistics Canada; Department of Finance Canada calculations.

Economic and Fiscal Update        13

As it has throughout Canada’s history, immigration has also played an important role in giving Canada a strong labour market, and a strong economy. Since 2015, newcomers have accounted for more than three-quarters of Canada’s population growth. As a result, Canada’s population is growing at its fastest pace in more than 20 years and at a pace well above that of other G7 economies (Chart 1.6). Since 2015, Canada has also seen more new Canadians join the workforce, helping to drive stronger economic growth that benefits everyone.

Immigration is contributing to stronger labour force and employment growth

Chart 1.6

Contributions to Canada’s Annual Population Growth	Contributions to Cumulative Population Growth Between 2015 and 2020, G7 Countries

percentage points	percentage points

Notes: The temporary category includes non-permanent residents in Canada on a temporary basis such as those with a work permit, study permit or Minister’s permit, or individuals seeking refugee status. Population growth as shown by the chart may differ slightly from actual growth due to statistical discrepancies.

Sources: Statistics Canada; Department of Finance Canada calculations.

Source: United Nations, Department of Economic and Social Affairs, Population Division, World Population Prospects 2019, custom data acquired via website.

14        Chapter 1

Across Canada, home resales have begun to rebound in recent months and have been particularly robust in Montréal and Toronto (Chart 1.7). House prices have also started to pick up, with price growth in Toronto reaching 10 per cent and prices in Vancouver rising again following declines since spring 2018.

Affordability remains a challenge for many people who would like to buy a home. Prices are remaining at relatively high levels in Toronto and Vancouver, driven largely by their limited housing supply response in a climate of strong demand. House prices in Calgary remain soft, as the relatively weak economic recovery and continuing challenges in the energy sector have resulted in an oversupply of housing.

Housing markets are recovering following a period of adjustment

Chart 1.7

Home Resales by Market	Evolution of House Prices by Market

index, January 2015 = 100	index, January 2015 = 100

Notes: 3-month moving average. Last data point is October 2019. Source: Canadian Real Estate Association.	Note: Last data point is October 2019. Source: Canadian Real Estate Association.

Economic and Fiscal Update        15

Growth remains uneven across regions of the country, largely reflecting challenges facing the oil and gas sector (see box entitled “Challenges and Opportunities for the Canadian Oil and Gas Sector”). Real GDP growth was positive in virtually all provinces in 2018, despite more limited momentum in provinces still affected by the oil price shock. Employment gains over the last four years have been broad-based but unemployment rates remain elevated in some provinces (Chart 1.8).

Economic indicators suggest weaker momentum in some provinces

Chart 1.8

Real GDP Growth By Province, 2018 Versus 2015	Employment Growth By Province, 2015 to 2019

per cent	per cent, average annual rate

Source: Statistics Canada.	Note: Change between November 2015 and November 2019.
Source: Statistics Canada.

16        Chapter 1

Challenges and Opportunities for the Canadian Oil and Gas Sector

Canada’s oil and gas sector plays an important role in both our national economy and in global commodity markets. When producers face challenges—particularly those in Alberta and Saskatchewan—Canada’s entire economy feels the effect. Oil and gas extraction, including related support activities and investment, accounted for roughly 5 per cent of Canada’s GDP and 14 per cent of Canada’s total exports in 2018. Beyond this economic contribution, the sector is also an important source of business opportunities and good, well-paying jobs for many Canadians, including those in rural and Indigenous communities.

Moreover, Canadian energy firms are becoming more competitive, through significantly reducing production costs across a broad range of operations (including several oil sands extraction and upgrading projects). Most importantly, the carbon intensity, or greenhouse gas emissions per barrel, of oil produced in Canadian oil sands has been cut by 21 per cent between 2009 and 2017. Through Canada’s Oil Sands Innovation Alliance, Canadian producers have invested more than $1.4 billion in technologies to reduce greenhouse gas emissions and better manage water, tailings and land—delivering a steady improvement that must be maintained as Canada transitions to a low-carbon future.

While global market opportunities exist for the Canadian energy sector, it continues to face ongoing transportation constraints that make it difficult to get its products to world markets. Insufficient export pipeline infrastructure is reducing Canadian crude oil and natural gas prices, meaning lower profits for producers, reduced investment within the industry, fewer good, well-paying jobs for Canadian workers, and lost revenues at all levels of government. These challenges are expected to persist until major projects, such as the Trans Mountain Expansion and LNG Canada, are completed.

Construction of the Trans Mountain Expansion Project resumed in August 2019 and construction work is now well underway at the Burnaby Terminal, the Westridge Marine Terminal and the Edmonton Terminal. There is also work happening along the right-of-way in the greater Edmonton area and west of Edmonton, with more than 2,200 people currently working on the project. At peak construction, there are expected to be 5,500 people employed in the construction of the pipeline. Similarly, construction of the LNG Canada project—the largest single private sector investment in the country’s history—is well underway, and expected to create 10,000 jobs at the height of construction.

The challenging global marketplace continues to weigh on Canada’s exports. Since 2015, increases in total real exports have been driven in large part by exports of energy commodities and services (Chart 1.9). When it comes to exports of services, knowledge-intensive services are leading the way, with cutting-edge new developments and investments in Canadian-made entertainment software and digital services.

However, real exports of non-energy goods—which account for roughly two-thirds of Canada’s total exports—have remained largely unchanged, as Canadian exporters have struggled to maintain their share in the U.S. market. Rising protectionism and trade policy uncertainty are further restraining exports of certain commodities.

Following the introduction of U.S. tariffs on Chinese goods, China’s market share in the U.S. has declined from its 2017 level. At the same time, exports from other countries, including those in Asia and Europe, have been able to make gains in the U.S. market.

Economic and Fiscal Update        17

To ensure that Canada’s exporters—including Canada’s agri-food producers—are better able to compete, succeed and create more good jobs, the Government will accelerate its efforts to ensure that Canadian companies have the support they need to break into new markets, expand their presence in existing markets, execute on their export growth plans and take full advantage of new trade agreements. Canada is the G7 country with the most signed trade agreements and is well-positioned to make gains in trade around the world.

Intense global competition is a continuing challenge for Canadian exporters of non-energy goods

Chart 1.9
Real Canadian Export Growth by Product	U.S. Manufacturing Import Shares by Region

index, 2015=100	per cent

Notes: Energy goods include crude oil, natural gas, refined petroleum products, electricity and coal. Last data point is 2019Q3. Sources: Statistics Canada; Department of Finance Canada calculations.

Notes: The data show non-petroleum manufacturing imports. 2019 is based on year-to-date import data to October.

Sources: United States International Trade Commission; Department of Finance Canada calculations.

18        Chapter 1

Export weakness, along with uncertainty over future trade prospects, has also weighed on business investment—which was already on the decline in Canada’s oil and gas sector. As a result, business investment in Canada has lagged that of other major advanced economies in recent years (Chart 1.10).

Going forward, growth in business investment is expected to remain restrained until trade policy and geopolitical uncertainty subside. While investment in the oil and gas sector appears to be stabilizing, it will likely remain modest until additional transportation capacity from pipeline projects that are planned or already underway comes on line.

Despite these recent challenges, indicators of overall business confidence and intentions to invest have remained modestly positive over the past year. The signing of new and modernized trade agreements, such as the Canada-United States-Mexico Agreement, the tax incentives introduced in the 2018 Fall Economic Statement to encourage business investment and improved business lending conditions are expected to support more robust business investment in the coming years.

Business investment is still regaining lost ground

Chart 1.10
Real Business Investment	Growth in Real Business Investment, Contributions From Key Sectors

index, 2015Q1=100	percentage points, year over year

Note: Last data point is 2019Q3.

Sources: Statistics Canada; United Kingdom Office for National Statistics; German Federal Statistical Office; Haver Analytics; Department of Finance Canada calculations.

Note: Last data point is 2019Q3. Sources: Statistics Canada; Department of Finance Canada calculations.

Economic and Fiscal Update        19

Canadian Economic Outlook

The Department of Finance Canada surveyed a group of private sector economists in September of this year, following the release of the National Accounts second-quarter results for 2019. Private sector economists expect real GDP growth to moderate to 1.7 per cent in 2019, the same as in Budget 2019. Average growth over the 2019-2023 horizon is similar to projections in Budget 2019 (see Annex 1 for full details of the updated outlook).

The outlook for GDP inflation (the broadest measure of economy-wide inflation) has been revised up in both 2019 and 2020 relative to Budget 2019. Overall, the projected level of nominal GDP (the broadest single measure of the tax base) in the September survey is slightly higher by an average of about $3 billion per year over the forecast horizon compared to Budget 2019 projections.

Reflecting the recent declines in interest rates on most Government of Canada securities, private sector economists have revised down their outlook for both short- and long-term interest rates. The 3-month treasury bill rate is expected to be 40 basis points lower on average per year over the forecast horizon, while the downward forecast revision for the 10-year government bond rate is much larger at 90 basis points on average per year.

Table 1.1
Average Private Sector Forecasts
per cent, unless otherwise indicated
	2019	2020	2021	2022	2023	2024	Forecast Average
Real GDP growth

Budget 2019	1.7	1.6	1.7	1.9	1.9	–	1.8

2019 Economic and Fiscal Update	1.7	1.6	1.8	1.8	1.9	1.9	1.8

Nominal GDP growth

Budget 2019	3.4	3.5	3.7	3.9	4.0	–	3.7

2019 Economic and Fiscal Update	3.6	3.7	3.8	3.8	3.9	3.9	3.8

Nominal GDP level (billions of dollars)

Budget 2019	2,304	2,385	2,473	2,571	2,674	–

2019 Economic and Fiscal Update	2,304	2,388	2,479	2,574	2,675	2,778

Difference between Budget 2019 and 2019 Economic and Fiscal Update	0	3	6	4	1	–	3

3-month treasury bill rate

Budget 2019	1.9	2.2	2.3	2.4	2.5	–	2.2

2019 Economic and Fiscal Update	1.6	1.5	1.6	1.9	2.2	2.4	1.8

10-year government bond rate

Budget 2019	2.4	2.7	2.8	3.1	3.3	–	2.9

2019 Economic and Fiscal Update	1.5	1.6	2.0	2.4	2.7	3.0	2.0

Totals may not add due to rounding.

Note: All GDP figures have been restated to reflect the historical revisions published along with the National Accounts, released on November 29, 2019. For comparability, the forecast average is the average from 2019 to 2023 which was the final year of the Budget 2019 outlook.

Sources: For Budget 2019, February 2019 survey of private sector economists and for the 2019 Economic and Fiscal Update, September 2019 survey of private sector economists.

20        Chapter 1

Revised Fiscal Outlook

In light of slowing global growth prospects and lower yields on government bonds, the Government has been taking advantage of low borrowing costs to finance new investments that will help strengthen and grow the economy and improve the quality of life for all Canadians. Investments in infrastructure—such as public transit—support long-term economic growth, and help to make our communities better places to live. Similarly, investments in people—including child care that makes it possible for parents to work, and post-secondary education and skills training—give Canadians the tools they need to succeed, and keep our economy strong.

The interest rates paid on new government borrowing are lower than the expected growth rate of the economy. Historically low interest rates give the Government fiscal room to invest in the things that will deliver long-term growth while recording manageable deficits, ensuring the long-term sustainability of public finances, and continuing to protect the competitive advantage that comes with the lowest net debt-to-GDP ratio in the G7 (Chart 1.11).

Canada’s public debt is the lowest among the G7

Chart 1.11

G7 General Government Budgetary Balances, 2018	G7 General Government Net Debt, 2018

per cent of GDP	per cent of GDP

Notes: The general government definition includes the central, state and local levels of government, as well as social security funds. For Canada, this includes the federal, provincial/territorial and local government sectors, as well as the Canada Pension Plan and the Quebec Pension Plan.

Source: IMF, October 2019 Fiscal Monitor.

Notes: The general government net debt-to-GDP ratio is the ratio of total liabilities, net of financial assets, of the central, state and local levels of government, as well as those in social security funds, to GDP. For Canada, this includes the federal, provincial/territorial and local government sectors, as well as the Canada Pension Plan and the Quebec Pension Plan.

Source: IMF, October 2019 Fiscal Monitor.

Economic and Fiscal Update        21

Changes to the Fiscal Outlook Since Budget 2019

Table 1.2 below outlines the fiscal impact of economic and fiscal developments, including the impact of policy actions taken since Budget 2019. In total, the deficit, including an adjustment for risk, is projected to decline from $26.6 billion in 2019–20 to $11.6 billion in 2024–25.

Table 1.2

Economic and Fiscal Developments Since Budget 20191

billions of dollars
		Projection
	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025

Budget 2019 budgetary balance	-14.9	-19.8	-19.7	-14.8	-12.1	-9.8

Adjustment for risk from Budget 2019	0.0	3.0	3.0	3.0	3.0	3.0

Budget 2019 budgetary balance (without risk adjustment)	-14.9	-16.8	-16.7	-11.8	-9.1	-6.8

Economic and fiscal developments since Budget 2019

Revenues	0.0	1.7	1.8	2.2	3.5	3.8

Expenses	0.9	-5.8	-7.6	-6.3	-5.7	-5.2

Of which: Employee pensions and future benefits	0.0	-4.9	-7.6	-6.3	-4.8	-4.2

Total	0.9	-4.2	-5.9	-4.1	-2.2	-1.5

Revised budgetary balance before policy actions and investments	-14.0	-21.0	-22.6	-15.9	-11.3	-8.3

Policy actions since Budget 2019[2]

Hibernia Dividend Backed Annuity Agreement with Newfoundland and Labrador		-1.9	0.0	0.0	0.0	0.0	0.0

Other Policy Actions since Budget 2019		-1.5	0.5	0.9	1.1	1.0	1.2

Increase to the Basic Personal Amount		-0.7	-3.0	-4.1	-5.1	-6.0	-6.2

Final budgetary balance	-14.0	-25.1	-25.1	-19.1	-15.4	-13.3	-8.6

Federal debt (per cent of GDP)	30.8	30.9	30.9	30.5	30.0	29.3	28.5

Adjustment for risk[3]		-1.5	-3.0	-3.0	-3.0	-3.0	-3.0

Budgetary balance after adjustment for risk	-14.0	-26.6	-28.1	-22.1	-18.4	-16.3	-11.6

Federal debt after adjustment for risk (per cent of GDP)	30.8	31.0	31.0	30.8	30.4	29.8	29.1

  Note: Totals may not add due to rounding.

[1]

A negative number implies a deterioration in the budgetary balance (lower revenues or higher expenses). A positive number implies an improvement in the budgetary balance (higher revenues or lower expenses).

[2]	Table A1.7 provides a detailed list of policy actions since Budget 2019.

[3]

The adjustment for risk for 2019-20 has been revised to $1.5 billion, as actual economic data are now available for two-thirds of the fiscal year, meaning the risk for 2019-20 as a whole has been reduced. For prudent planning purposes, the adjustment for risk is $3.0 billion in future years, to account for risks and uncertainty in the economic and fiscal forecast.

22        Chapter 1

Economic and fiscal developments since Budget 2019 have reduced the projected budgetary balance in the near term, by roughly $4.2 billion in 2019–20 and $5.9 billion in 2020–21. Comprehensive details on changes to the fiscal outlook are provided in Annex 1.

The change relative to Budget 2019 is largely driven by increased expenses related to actuarial revaluations of employee pensions and other future benefits (e.g., including veterans programs and Royal Canadian Mounted Police disability programs, health care and dental care benefits for pensioners, as well as a number of smaller benefit plans).

The Government’s obligations for pensions and other future benefits are determined on a present value basis, and dependent on year-end interest rates. The lower interest rate outlook relative to Budget 2019 results in larger estimated obligations, which translate into higher annual expenses for the Government.

This Economic and Fiscal Update also incorporates the fiscal impact of policy actions taken since Budget 2019, including the recently proposed increase in the Basic Personal Amount; the Hibernia Dividend Backed Annuity Agreement, signed between Canada and the Government of Newfoundland and Labrador in April 2019; and compensation for supply-managed dairy producers announced in August 2019.

Over the fiscal horizon, policy actions announced since Budget 2019 are entirely offset by stronger projected personal and corporate income tax revenues. Costs related to the Basic Personal Amount are also partially offset by these revenue gains.

The Government will also launch the first phase of a comprehensive review of government spending and tax expenditures, to ensure that resources are efficiently allocated to continue to invest in people and keep the economy strong and growing. This review will result in $1.5 billion in annual savings, starting in 2020-21.

Looking ahead, the federal debt-to-GDP ratio, after including an adjustment for risk, is expected to decline to 29.1 per cent by 2024–25 (Chart 1.12), representing its lowest level since 2008-09.

The Government’s fiscal situation is strong and sustainable for future generations

Chart 1.12

Budgetary Balance	Federal Debt-to-GDP Ratio

$ billions per cent of GDP	per cent

Source: Department of Finance Canada.	Source: Department of Finance Canada.

Economic and Fiscal Update        23

Improving Transparency in the Government’s Financial Reporting

As discussed above, the increase in expenses relative to Budget 2019 estimates is largely attributable to the annual revaluation of the Government’s obligations related to public sector employee pensions and other future benefits. These obligations are particularly sensitive to changes in the forecast for short- and long-term interest rates, and to other actuarial assumptions, such as inflation, retirement rates and mortality rates.

While these annual revaluations are an important part of providing an accurate picture of the Government’s balance sheet, they can also result in large swings in the budgetary balance, which have the potential to obscure underlying trends in government spending, and can make prudent fiscal management more challenging.

To improve the transparency of the Government’s financial reporting, the Government intends to consult on a potential new financial measurement concept—the operating balance— and how it might be used in its financial reporting framework. The operating balance could isolate the volatility often seen from actuarial gains and losses on pension and other future benefit obligations by showing actuarial gains or losses as a separate line item—rather than as part of overall program expenses. The table below provides an illustration of this concept based on the fiscal projections set out in this Economic and Fiscal Update.

Summary Statement of Transactions Incorporating a New Operating Balance Concept

billions of dollars
		Projection
	2018– 2019	2019– 2020	2020– 2021	2021– 2022	2022– 2023	2023– 2024	2024– 2025

Budgetary revenues	332.2	340.1	352.3	367.2	381.8	395.9	411.9

Program expenses	314.6	330.0	343.7	354.2	366.2	376.9	389.4

Public debt charges	23.3	24.4	23.7	25.3	27.3	29.5	31.5

Expenses, excluding actuarial losses/gains	337.8	354.5	367.5	379.5	393.5	406.3	420.8

Adjustment for risk		-1.5	-3.0	-3.0	-3.0	-3.0	-3.0

Operating balance	-5.6	-15.9	-18.2	-15.3	-14.7	-13.4	-11.9

Actuarial (losses) gains	-8.4	-10.8	-9.9	-6.8	-3.7	-2.9	0.3

Budgetary balance (with risk adjustment)	-14.0	-26.6	-28.1	-22.1	-18.4	-16.3	-11.6

A similar approach is used by countries such as Australia and New Zealand, which, like Canada, are among the few countries that follow the highest standards of accounting. The Government would continue to present the traditional budgetary balance, or annual deficit/surplus, in its budget and financial reporting as the most comprehensive measure of financial performance. However, as an option, the operating balance could act as a useful supplementary measure that would make it easier to see the effects of gains and losses during a specific accounting period, separate from the Government’s planned spending on programs.

In the coming months, the Government will launch consultations with accounting experts and stakeholders to further explore the possibility of changing the way that actuarial gains and losses are reported in the Government’s financial results, including defining and evaluating the merits of incorporating the operating balance measurement concept in the federal financial reporting framework.

24        Chapter 1

Impact of Alternative Economic Scenarios

Since 1994, the average of private sector economic forecasts has been used as the basis for the Department of Finance Canada’s fiscal planning assumptions. This helps ensure objectivity and transparency in the fiscal forecast.

One way to illustrate the uncertainty around the core budgetary balance forecast is to consider the variety of views within the individual private sector survey responses. Indeed, economists have differing models and forecasts on various aspects and risks to the economic outlook, such as the economy’s long-term potential growth rate or the impact of external developments on commodity prices. Fundamentally, the growth path over a five-year forecast horizon is unlikely to be as smooth as what is depicted in the survey average, which is what underpins the fiscal outlook.

Chart 1.13 presents the most optimistic and pessimistic economic forecasts from the September 2019 survey relative to the survey average, as well as their impact on the projected budgetary balance. By the fifth year of the forecast horizon, the four most optimistic (pessimistic) forecasts for the level of nominal GDP are about $30 billion higher (lower) than the survey average, which translates into a wide range of deficit outcomes in the medium-term fiscal outlook.

Differences between optimistic and pessimistic views translate into a wide range of fiscal outcomes

Chart 1.13

Impact of Optimistic and Pessimistic Views on Nominal GDP Level (Difference With Survey Average)	Impact of Optimistic and Pessimistic Views on the Budgetary Balance

$ billions	$ billions

Notes: The top/bottom four scenarios are based on the average of the four most/least optimistic projections for nominal GDP growth among the economists surveyed.

Sources: Department of Finance Canada September 2019 survey of private sector economists; Department of Finance Canada calculations.

Economic and Fiscal Update        25

Annex 1

Details of Economic and Fiscal Projections

Economic Projections

The average of private sector forecasts has been used as the basis for fiscal planning since 1994. This helps ensure objectivity and transparency, and introduces an element of independence into the Government’s fiscal forecast.

The Department of Finance Canada regularly surveys private sector economists on their views on the outlook for the Canadian economy. The economic forecast presented in this section is based on a survey conducted in September 2019.

The September 2019 survey includes the views of 14 private sector economists:

1.	BMO Capital Markets,
2.	Caisse de dépôt et placement du Québec,
3.	Canadian Federation of Independent Business,
4.	CIBC World Markets,
5.	The Conference Board of Canada,
6.	Desjardins,
7.	IHS Markit,
8.	Industrial Alliance Insurance and Financial Services Inc.,
9.	Laurentian Bank Securities,
10.	National Bank Financial Markets,
11.	Royal Bank of Canada,
12.	Scotiabank,
13.	TD Bank Financial Group, and
14.	The University of Toronto (Policy and Economic Analysis Program).

Details of Economic and Fiscal Projections        27

Table A1.1

Average Private Sector Forecasts

per cent, unless otherwise indicated
	2019	2020	2021	2022	2023	2024	Forecast Average

Real GDP growth

Budget 2018[1]	1.6	1.7	1.6	1.8	–	–	–

Budget 2019[1]	1.7	1.6	1.7	1.9	1.9	–	1.8

2019 Economic and Fiscal Update [1]	1.7	1.6	1.8	1.8	1.9	1.9	1.8

GDP inflation

Budget 2018[1]	1.9	2.0	2.0	1.9	–	–	–

Budget 2019[1]	1.6	1.9	2.0	2.0	2.0	–	1.9

2019 Economic and Fiscal Update[1]	1.9	2.0	2.0	2.0	2.0	2.0	2.0

Nominal GDP growth

Budget 2018[1]	3.5	3.8	3.6	3.8	–	–	–

Budget 2019[1]	3.4	3.5	3.7	3.9	4.0	–	3.7

2019 Economic and Fiscal Update[1]	3.6	3.7	3.8	3.8	3.9	3.9	3.8

Nominal GDP level (billions of dollars)

Budget 2018[1]	2,306	2,394	2,481	2,574	–	–	–

Budget 2019[1]	2,304	2,385	2,473	2,571	2,674	–	–

2019 Economic and Fiscal Update[1]	2,304	2,388	2,479	2,574	2,675	2,778	–

Difference between Budget 2018 and 2019 Economic and Fiscal Update	-2	-5	-2	0	–	–	–

Difference between Budget 2019 and 2019 Economic and Fiscal Update	0	3	6	4	1	–	3

3-month treasury bill rate

Budget 2018	2.0	2.3	2.5	2.5	–	–	–

Budget 2019	1.9	2.2	2.3	2.4	2.5	–	2.2

2019 Economic and Fiscal Update	1.6	1.5	1.6	1.9	2.2	2.4	1.8

10-year government bond rate

Budget 2018	2.8	3.1	3.2	3.3	–	–	–

Budget 2019	2.4	2.7	2.8	3.1	3.3	–	2.9

2019 Economic and Fiscal Update	1.5	1.6	2.0	2.4	2.7	3.0	2.0

Exchange rate (US cents/C$)

Budget 2018	79.6	80.3	80.6	81.2	–	–	–

Budget 2019	76.3	77.2	77.7	78.2	79.9	–	77.9

2019 Economic and Fiscal Update	75.4	76.2	76.6	77.4	78.1	79.3	76.7

28        Annex 1

Table A1.1
Average Private Sector Forecasts
per cent, unless otherwise indicated
	2019	2020	2021	2022	2023	2024	Forecast Average

Unemployment rate

Budget 2018	6.0	6.1	6.0	6.0	–	–	–

Budget 2019	5.7	5.9	6.0	6.0	5.9	–	5.9

2019 Economic and Fiscal Update	5.7	5.8	5.8	5.8	5.8	5.8	5.8

Consumer Price Index inflation

Budget 2018	2.0	1.9	1.9	2.0	–	–	–

Budget 2019	1.9	2.0	1.9	2.0	2.0	–	1.9

2019 Economic and Fiscal Update	2.0	2.0	1.9	2.0	2.0	2.0	2.0

U.S. real GDP growth

Budget 2018	1.9	1.9	1.8	1.9	–	–	–

Budget 2019	2.4	1.7	1.7	1.9	1.9	–	1.9

2019 Economic and Fiscal Update	2.3	1.8	1.8	1.8	1.8	1.9	1.9

West Texas Intermediate crude oil price ($US per barrel)

Budget 2018	57	57	59	62	–	–	–

Budget 2019	59	60	61	63	65	–	62

2019 Economic and Fiscal Update	57	57	58	62	64	65	59

Note: Totals may not add due to rounding. For comparability, the forecast average is the average from 2019 to 2023 which was the final year of the Budget 2019 outlook.

[1]

Figures have been restated to reflect the historical revisions to the Canadian System of National Accounts, which were published along with data for the third quarter of 2019, released on November 29, 2019.

Sources: For Budget 2018, Department of Finance Canada December 2017 survey of private sector economists; for Budget 2019, Department of Finance Canada February 2019 survey of private sector economists; for the 2019 Economic and Fiscal Update, Department of Finance Canada September 2019 survey of private sector economists; Statistics Canada.

Details of Economic and Fiscal Projections        29

Fiscal Projections

Changes to the Fiscal Outlook Since Budget 2019

Table A1.2

Economic and Fiscal Developments Since Budget 20191

billions of dollars
		Projection
	2018–	2019–	2020–	2021–	2022–	2023–	2024–
	2019	2020	2021	2022	2023	2024	2025

Budget 2019 budgetary balance	-14.9	-19.8	-19.7	-14.8	-12.1	-9.8

Adjustment for risk from Budget 2019	0.0	3.0	3.0	3.0	3.0	3.0

Budget 2019 budgetary balance (without risk adjustment)	-14.9	-16.8	-16.7	-11.8	-9.1	-6.8

Economic and fiscal developments since Budget 2019	0.9	-4.2	-5.9	-4.1	-2.2	-1.5

Revised budgetary balance before policy actions and investments	-14.0	-21.0	-22.6	-15.9	-11.3	-8.3

Policy actions since Budget 2019[2]

Hibernia Dividend Backed Annuity Agreement with Newfoundland and Labrador		-1.9	0.0	0.0	0.0	0.0	0.0

Other Policy Actions since Budget 2019		-1.5	0.5	0.9	1.1	1.0	1.2

Increase to the Basic Personal Amount		-0.7	-3.0	-4.1	-5.1	-6.0	-6.2

Final budgetary balance	-14.0	-25.1	-25.1	-19.1	-15.4	-13.3	-8.6

Federal debt (per cent of GDP)	30.8	30.9	30.9	30.5	30.0	29.3	28.5

Adjustment for risk[3]		-1.5	-3.0	-3.0	-3.0	-3.0	-3.0

Budgetary balance after adjustment for risk	-14.0	-26.6	-28.1	-22.1	-18.4	-16.3	-11.6

Federal debt after adjustment for risk (per cent of GDP)	30.8	31.0	31.0	30.8	30.4	29.8	29.1

Note: Totals may not add due to rounding.

[1]

A negative number implies a deterioration in the budgetary balance (lower revenues or higher expenses). A positive number implies an improvement in the budgetary balance (higher revenues or lower expenses).

[2]	Table A1.7 provides a detailed list of policy actions since Budget 2019.

[3]

The adjustment for risk for 2019-20 has been revised to $1.5 billion, as actual economic data are now available for two-thirds of the fiscal year, meaning the risk for 2019-20 as a whole has been reduced. For prudent planning purposes, the adjustment for risk is $3.0 billion in future years, to account for risks and uncertainty in the economic and fiscal forecast.

30        Annex 1

Economic and Fiscal Developments Since Budget 2019

Table A1.3

Economic and Fiscal Developments Since Budget 2019

billions of dollars
		Projection
	2018–	2019–	2020–	2021–	2022–	2023–
	2019	2020	2021	2022	2023	2024

Economic and fiscal developments by component[1]:

Change in budgetary revenues
(1.1) Income taxes	-0.7	2.2	4.2	5.2	6.6	6.6
(1.2) Excise taxes/duties	-1.3	-1.4	-0.7	-0.6	-0.8	-0.9
(1.3) Fuel charge proceeds	0.0	0.0	0.0	0.0	0.0	0.0
(1.4) Employment Insurance premiums	0.9	0.7	-0.3	-0.9	-1.1	-1.2
(1.5) Other revenues	1.2	0.2	-1.5	-1.6	-1.3	-0.8
(1) Total budgetary revenues	0.0	1.7	1.8	2.2	3.5	3.8
Change in program expenses
(2.1) Major transfers to persons	-0.1	1.0	0.6	0.5	0.6	1.1
(2.2) Major transfers to other levels of government	0.1	0.6	0.2	0.1	0.1	0.2
(2.3) Direct program expenses	0.6	-9.2	-13.2	-11.8	-10.6	-10.2
Of which: employee and future benefits expenses	0.0	-5.8	-9.6	-7.7	-5.5	-4.8
(2) Total program expenses	0.6	-7.6	-12.4	-11.2	-9.8	-8.9
(3) Public debt charges	0.3	1.8	4.8	4.9	4.1	3.7

(4) Total economic and fiscal developments	0.9	-4.2	-5.9	-4.1	-2.2	-1.5

Note: Totals may not add due to rounding.

[1]

A negative number implies a deterioration in the budgetary balance (lower revenues or higher expenses). A positive number implies an improvement in the budgetary balance (higher revenues or lower expenses).

Relative to Budget 2019, budgetary revenues are projected to be higher over the forecast horizon, driven primarily by better-than-expected personal and corporate income tax revenues.

Corporate income tax revenues are expected to be higher relative to Budget 2019 due to strength in year-to-date fiscal results, as well as an improvement in the outlook for corporate profits.

Relative to Budget 2019, personal income tax revenues are expected to be higher across the forecast horizon, reflecting the carry-forward of stronger-than-expected revenues in 2018–19 and strength in year-to-date fiscal results.

These increases are partially offset by downward revisions to revenue from excise taxes and duties, reflecting both the carry-forward of weaker-than-expected net Goods and Services Tax (GST) revenue in 2018–19 and lower expected growth in taxable consumption over the forecast horizon. Of note, the downward revision to revenues in 2019–20 is larger than in other years due to the earlier-than-projected removal of retaliatory tariffs on steel, aluminum and other products.

Employment Insurance (EI) premium revenues are projected to be higher in 2019–20 relative to Budget 2019 due to strength in year-to-date fiscal results. Across the remainder of the horizon, declines in the premium rate result in a downward revision to EI premium revenues. For 2020, the Canada Employment Insurance Commission has set the premium rate at $1.58 (per $100 of insurable earnings), three cents lower than projected in Budget 2019 and, as a result of a better-than-expected labour market outlook, the rate is now projected to decrease further in 2021 to $1.55.

Details of Economic and Fiscal Projections        31

Other revenues, such as those resulting from sales of goods and services, investments and loans, interest and penalties and Crown corporations’ revenues, are lower starting in 2020–21, reflecting lower expected interest rates, which translate into lower returns on Crown assets.

With respect to expenses, major transfers to persons have been revised downwards across the forecast horizon relative to Budget 2019. This revision is primarily driven by a reduction in the forecast for EI benefits. A stronger-than-expected labour market has resulted in a lower forecasted unemployment rate, which is expected to lead to fewer EI beneficiaries.

Major transfers to other levels of government are lower than Budget 2019 projections. This decrease is largely a result of higher amounts recovered for the Quebec Abatement due to strength in the Quebec economy. This is partly offset in later years by an increase in forecasted Canada Health Transfer and Equalization transfer payments (reflecting a higher nominal gross domestic product (GDP) forecast, to which the transfers are indexed).

Compared to Budget 2019, direct program expenses are higher across the forecast horizon due in large part to increased expenses related to pensions and other employee future benefits as well as higher other operating and transfer expenses. With respect to pension and benefit costs, significantly lower projected interest rates relative to Budget 2019 mean higher expenses are attributed to the benefits earned during the year as well as to the Government’s existing pension and benefit obligations. For additional information on the impact of pensions and other employee future benefits on the Government’s expenses, refer to Details of the Increase in Pensions and Other Employee Future Benefit Expenses. The remaining increase in operating and transfer payments can be attributed to higher provisions for future claims and litigation, higher expenses for Canada Revenue Agency bad debt expense and refundable tax credits, and higher projected personnel expenses.

Over the fiscal horizon, policy actions announced since Budget 2019 are entirely offset by stronger projected personal and corporate income tax revenues. Costs related to the Basic Personal Amount are also partially offset by these revenue gains.

The Government will also launch the first phase of a comprehensive review of government spending and tax expenditures, to ensure that resources are efficiently allocated to continue to invest in people and keep the economy strong and growing. This review will result in $1.5 billion in annual savings, starting in 2020-21.

Compared to Budget 2019, public debt charges are lower across the forecast horizon, reflecting lower projected interest rates, which result in lower interest expenses on market debt, and pension and other employee future benefit obligations.

32        Annex 1

Details of the Increase in Pensions and Other Employee Future Benefit Expenses

Pensions and other employee future benefits affect the Government’s expenses in three ways:

•  First, the Government records in operating expenses the estimated cost of benefits earned by employees during the year (i.e. current service costs).

•  Second, at each year-end, the Government re-estimates the value of its obligations for previously accrued benefits. Benefit obligations are recorded on a present value—or discounted—basis, and year-over-year increases/decreases in the year-end discount rate can result in significant decreases/increases in the value of the benefit obligations. Changes in the value of the obligations are referred to as actuarial gains and losses. In accordance with accounting standards, these gains and losses are not recognized immediately but instead are amortized to operating expenses over a period of time.

•  Third, since the Government’s obligations for pensions and other employee future benefits are recorded on a present value basis, interest expense is recorded each year and added to the obligations to reflect the passage of time, as these liabilities are one year closer to settlement. Interest expense is recorded as part of public debt charges.

The following table provides an overview of the impact of the change in the Government’s projections for pension and other employee future benefit expenses from Budget 2019.

Details of the Impact of Pensions and Other Employee Future Benefits on Total Expenses[1]

billions of dollars
	Projection
	2019–	2020–	2021–	2022–	2023–
	2020	2021	2022	2023	2024

Change in pensions and other employee future benefits expenses from Budget 2019

Direct program expenses

Current service costs	-1.9	-3.1	-2.5	-1.8	-1.6

Actuarial losses	-3.9	-6.5	-5.2	-3.7	-3.2

Total	-5.8	-9.6	-7.7	-5.5	-4.8

Public debt charges	0.9	2.1	1.4	0.7	0.6

Total change in pensions and other employee future benefits expenses	-4.9	-7.6	-6.3	-4.8	-4.2

Projected actuarial (losses) gains - Budget 2019 and EFU 2019 Budget 2019 actuarial (losses) gains	-6.9	-3.4	-1.6	0.0	0.4

Change since Budget 2019	-3.9	-6.5	-5.2	-3.7	-3.2

EFU 2019 actuarial (losses) gains	-10.8	-9.9	-6.8	-3.7	-2.9

Note: Totals may not add due to rounding.

[1]  A negative number implies a deterioration in the budgetary balance (higher expenses). A positive number implies an improvement in the budgetary balance (lower expenses).

Details of Economic and Fiscal Projections        33

Summary Statement of Transactions

Table A1.4 summarizes the Government’s projected financial position over the forecast horizon. These projections are based on the average private sector forecast for the economy discussed above.

This outlook includes new policy actions taken since Budget 2019.

Table A1.4

Summary Statement of Transactions

billions of dollars
		Projection
	2018–	2019–	2020–	2021–	2022–	2023–	2024–
	2019	2020	2021	2022	2023	2024	2025
Budgetary revenues	332.2	340.1	352.3	367.2	381.8	395.9	411.9

Program expenses	322.9	340.8	353.6	361.0	370.0	379.8	389.1

Public debt charges	23.3	24.4	23.7	25.3	27.3	29.5	31.5

Total expenses	346.2	365.2	377.4	386.3	397.2	409.2	420.5

Adjustment for risk		-1.5	-3.0	-3.0	-3.0	-3.0	-3.0

Final budgetary balance	-14.0	-26.6	-28.1	-22.1	-18.4	-16.3	-11.6

Federal debt[1]	685.5	713.2	741.4	763.4	781.8	798.1	809.7

Per cent of GDP

Budgetary revenues	14.9	14.8	14.7	14.8	14.8	14.8	14.8

Program expenses	14.5	14.8	14.8	14.6	14.4	14.2	14.0

Public debt charges	1.0	1.1	1.0	1.0	1.1	1.1	1.1

Budgetary balance	-0.6	-1.2	-1.2	-0.9	-0.7	-0.6	-0.4

Federal debt	30.8	31.0	31.0	30.8	30.4	29.8	29.1
Note: Totals may not add due to rounding. [1] The projected level of federal debt for 2019-20 includes an estimate of other comprehensive income.

34        Annex 1

Outlook for Budgetary Revenues

Table A1.5

The Revenue Outlook

billions of dollars
			Projection
	2018	–	2019	–	2020	–	2021	–	2022	–	2023	–	2024	–
	2019		2020		2021		2022		2023		2024		2025

Income taxes

Personal income tax	163.9		171.6		177.5		183.8		190.4		197.9		206.4

Corporate income tax	50.4		46.8		49.1		52.4		54.8		57.1		59.4

Non-resident income tax	9.4		9.7		9.9		10.0		10.2		10.3		10.7

Total	223.6		228.0		236.5		246.3		255.4		265.3		276.5

Excise taxes/duties

Goods and Services Tax	38.2		39.6		41.1		42.7		44.3		45.9		47.6

Customs import duties	6.9		5.7		5.9		6.1		6.4		6.3		6.5

Other excise taxes/duties	12.1		12.5		12.7		12.8		12.9		12.9		12.9

Total	57.2		57.9		59.7		61.7		63.5		65.1		67.1

Total tax revenues	280.8		285.9		296.2		308.0		319.0		330.4		343.6

Fuel charge proceeds[1]	0.0		2.6		4.6		6.1		7.5		7.5		7.5

Employment Insurance premium revenues	22.3		22.6		22.5		22.7		23.3		24.1		24.9

Other revenues

Enterprise Crown corporations	7.1		7.3		7.4		7.9		8.4		9.3		10.1

Other programs	20.3		19.7		19.7		20.7		21.6		22.3		23.1

Net foreign exchange	1.7		2.0		1.8		1.9		2.0		2.3		2.7

Total	29.1		29.0		29.0		30.5		32.0		33.9		35.9

Total budgetary revenues	332.2		340.1		352.3		367.2		381.8		395.9		411.9

Per cent of GDP

Total tax revenues	12.6		12.4		12.4		12.4		12.4		12.4		12.4

Fuel charge proceeds	0.0		0.1		0.2		0.2		0.3		0.3		0.3

Employment Insurance premium revenues	1.0		1.0		0.9		0.9		0.9		0.9		0.9

Other revenues	1.3		1.3		1.2		1.2		1.2		1.3		1.3

Total budgetary revenues	14.9		14.8		14.7		14.8		14.8		14.8		14.8

  Notes: Totals may not add due to rounding.

[1]	All proceeds from the fuel charge will be returned to their province/territory of origin including through Climate Action Incentive payments and other climate action supports.

Table A1.5 sets out the Government’s projection for budgetary revenues. Overall, budgetary revenues are expected to increase by 2.4 per cent in 2019–20, largely reflecting temporary factors impacting corporate income tax revenues, customs import duties and other revenues. Over the remainder of the forecast horizon, revenues are projected to grow at an average annual rate of 4.0 per cent, in line with projected growth in nominal GDP.

Details of Economic and Fiscal Projections        35

Personal income tax (PIT) revenues—the largest component of budgetary revenues—are projected to increase by $7.7 billion, or 4.7 per cent, to $171.6 billion in 2019–20. This reflects continuing strength in the labour market and better-than-expected 2018–19 results that are expected to carry forward. Over the remainder of the projection period, PIT revenues are forecast to increase faster than growth in nominal GDP, averaging 3.8 per cent annually, reflecting the progressive nature of the income tax system combined with projected real income gains.

Corporate income tax (CIT) revenues are projected to decrease by $3.6 billion, or 7.1 per cent, to $46.8 billion in 2019–20, due to the cost of tax incentives introduced in the 2018 Fall Economic Statement to encourage business investment. Over the remainder of the projection period, CIT revenues are expected to grow at an average annual rate of 4.9 per cent, driven by growth in corporate profits and a lower cost of the tax measures as they mature.

Non-resident income tax revenues are income taxes paid by non-residents on Canadian-sourced income, notably dividends and interest payments. For 2019–20, non-resident income tax revenues are projected to increase by $0.3 billion, or 3.2 per cent. Over the remainder of the forecast horizon, these revenues are projected to grow at an average annual rate of 2.0 per cent.

Goods and Services Tax (GST) revenues are forecast to grow by 3.6 per cent in 2019–20 based on recent financial results and projected growth in taxable consumption over the rest of the year. Over the remainder of the projection period, GST revenues are forecast to grow by 3.8 per cent per year, on average, based on the outlook for taxable consumption.

Customs import duties are projected to decline 16.6 per cent in 2019–20 due to the removal of retaliatory tariffs on steel, aluminum and other products. Over the remainder of the projection horizon, annual customs import duties are projected to increase at an average of 2.5 per cent, based on the outlook for imports.

Other excise taxes and duties (OETD) are projected to increase by $0.4 billion, or 3.2 per cent, to $12.5 billion in 2019–20, based on recent financial results. Over the remainder of the projection horizon, OETD revenues are expected to grow at an average annual rate of 0.6 per cent based on historical consumption trends.

The revenue outlook includes an estimate for fuel charge proceeds that arise from the provinces and territories that are part of the federal pollution pricing system. In Ontario, Manitoba, Saskatchewan and Alberta, these proceeds will be returned primarily through Climate Action Incentive payments to eligible individuals and families in those provinces. In Yukon and Nunavut, proceeds will be returned directly to those governments.

EI premium revenues are projected to rise by 1.6 per cent in 2019–20 as growth in employment earnings is partially offset by declines in the EI premium rate, from $1.66 per $100 of insurable earnings in 2018 to $1.62 in 2019, and to $1.58 in 2020 (as announced in September by the Canada Employment Insurance Commission). EI premiums are then projected to decrease by 0.7 per cent in 2020–21, as the premium rate is expected to decline further to $1.55 in 2021. Over the remainder of the forecast horizon, EI premium revenues are projected to grow at an average of 2.6 per cent annually, driven by growth in employment and in earnings.

Other revenues consist of three broad components: net income from enterprise Crown corporations; other program revenues from returns on investments, proceeds from the sales of goods and services, and other miscellaneous revenues; and revenues in the Exchange Fund Account.

Enterprise Crown corporation revenues are projected to increase by 2.4 per cent in 2019–20, and grow thereafter at an average annual rate of 6.7 per cent over the remainder of the forecast horizon, reflecting outlooks presented in the corporate plans of respective enterprise Crown corporations and higher projected revenue from the Crown Borrowing Program, reflecting the projected increase in interest rates over the horizon.

36        Annex 1

Other program revenues are affected by consolidated Crown corporation revenues, interest rates, inflation, exchange rate movements (which affect the Canadian-dollar value of foreign-denominated assets) and flow-through items that give rise to an offsetting expense and therefore do not impact the budgetary balance. These revenues are projected to decrease by 3.0 per cent in 2019–20, reflecting a decrease in interest and penalty revenues and lower interest revenues from Canada Student Loans. Over the remainder of the forecast horizon, these revenues are projected to grow at an average annual rate of 3.2 per cent as a result of growth in revenue from sales of goods and services and interest and penalty revenues.

Net foreign exchange revenues, which consist mainly of returns on investments held in the Exchange Fund Account, are volatile and sensitive to fluctuations in foreign exchange rates and foreign interest rates. These revenues are projected to increase by 22.7 per cent in 2019–20, due in large part to an increase in the expected income of the Exchange Fund Account. From 2020–21 to 2024–25, net foreign exchange revenues are expected to grow at an average annual rate of 10.2 per cent, largely as a result of a projected increase in interest rates.

Employment Insurance Operating Account

Employment Insurance Operating Account Projections

billions of dollars
	2018–		2019–	2020–	2021–	2022–	2023–	2024–

	2019		2020	2021	2022	2023	2024	2025

EI premium revenues	22.3		22.6	22.5	22.7	23.3	24.1	24.9

EI benefits[1]	18.9		19.3	21.0	22.5	23.4	23.7	24.6

EI administration and other expenses[2]	1.9		2.0	1.9	1.9	1.8	1.8	1.8

	2018	[3]	2019	2020	2021	2022	2023	2024	(...	)	2027

EI Operating Account annual balance	1.7		1.6	0.4	-1.0	-1.4	-0.9	-1.0			-0.2

EI Operating Account cumulative balance	3.3		4.9	5.4	4.3	2.9	2.0	1.0			-0.6	[4]

Projected premium rate (per $100 of insurable earnings)	1.66		1.62	1.58	1.55	1.55	1.55	1.55			1.55

[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent about 90 per cent of total EI program expenses.

[2]	The remaining EI costs relate mainly to administration and are included in direct program expenses.

[3]	Values for 2018 are actual data. Values for 2019 and future years are a projection.

[4]

The EI Operating Account cumulative balance does not reach exactly zero at the end of the seven-year period as projected EI rates are rounded to the nearest whole cent per $100 of insurable earnings, in accordance with the Employment Insurance Act.

The Employment Insurance Operating Account operates within the Consolidated Revenue Fund. As such, EI-related revenues and expenses that are credited and charged to the Account, respectively, in accordance with the Employment Insurance Act, are consolidated with those of the Government, and impact the budgetary balance. For consistency with the EI premium rate, which is set on a calendar-year basis with the objective of having the Account break even over time, the annual and cumulative balances of the Account are also presented on a calendar-year basis.

The EI Operating Account is expected to record annual surpluses of $1.6 billion in 2019 and $0.4 billion in 2020, before recording annual deficits for the remainder of the horizon. For fiscal planning purposes, an EI premium rate of $1.55 has been applied from 2021 onwards (a reduction of three cents from the recently announced 2020 rate) such that the EI Operating Account achieves cumulative balance by 2027.

Details of Economic and Fiscal Projections        37

Outlook for Program Expenses

Table A1.6

The Expense Outlook

billions of dollars
		Projection
	2018–	2019–	2020–	2021–	2022–	2023–	2024–
	2019	2020	2021	2022	2023	2024	2025

Major transfers to persons

Elderly benefits	53.4	56.1	59.5	63.1	66.7	70.4	74.2

Employment Insurance benefits[1]	18.9	19.3	21.0	22.5	23.4	23.7	24.6

Children’s benefits	23.9	24.1	24.7	25.3	25.8	26.3	26.8

Total	96.1	99.5	105.3	110.8	115.8	120.4	125.5

Major transfers to other levels of government

Canada Health Transfer	38.6	40.4	41.9	43.4	45.0	46.8	48.6

Canada Social Transfer	14.2	14.6	15.0	15.5	15.9	16.4	16.9

Equalization	19.0	19.8	20.6	21.3	22.1	23.0	23.9

Territorial Formula Financing	3.8	3.9	4.2	4.4	4.5	4.7	4.8

Gas Tax Fund[2]	4.3	2.2	2.2	2.3	2.3	2.4	2.4

Home care and mental health	0.9	1.1	1.3	1.5	1.2	1.2	1.2

Other fiscal arrangements[3]	-4.7	-5.7	-5.5	-5.8	-6.1	-6.4	-6.8

Total	75.9	76.3	79.5	82.5	85.0	88.0	91.0

Direct program expenses

Fuel charge proceeds returned[4]	0.7	3.0	5.2	6.5	7.5	7.5	7.5

Other transfer payments	51.8	55.8	55.9	55.1	56.1	57.6	57.9

Operating expenses	90.1	95.4	97.8	99.3	101.8	103.3	107.4

Losses (gains) from employee future benefit plans	8.4	10.8	9.9	6.8	3.7	2.9	-0.3

Total	150.9	165.0	168.8	167.6	169.1	171.3	172.6

Total program expenses	322.9	340.8	353.6	361.0	370.0	379.8	389.1

Per cent of GDP

Major transfers to persons	4.3	4.3	4.4	4.5	4.5	4.5	4.5

Major transfers to other levels of government	3.4	3.3	3.3	3.3	3.3	3.3	3.3

Direct program expenses	6.8	7.2	7.1	6.8	6.6	6.4	6.2

Total program expenses	14.5	14.8	14.8	14.6	14.4	14.2	14.0

Note: Totals may not add due to rounding.

[1]

EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. The remaining EI costs relate mainly to administration and are part of operating expenses.

[2]	The Gas Tax Fund is a component of the Community Improvement Fund.

[3]

Other fiscal arrangements includes the Quebec Abatement (Youth Allowances Recovery and Alternative Payments for Standing Programs); payments under the 2005 Offshore Arrangements; fiscal stabilization payments to Alberta and Saskatchewan; and established terms for repayable floor loans.

[4]	This will be included as a transfer payment in the Public Accounts of Canada.

38        Annex 1

Table A1.6 provides an overview of the projection for program expenses by major component. Program expenses consist of three main categories: major transfers to persons, major transfers to other levels of government, and direct program expenses.

Major transfers to persons—which consist of elderly, EI and children’s benefits—are projected to increase from $99.5 billion in 2019–20 to $125.5 billion in 2024–25.

Elderly benefits, which are comprised of Old Age Security, Guaranteed Income Supplement and Allowance payments to qualifying seniors, are projected to grow from $56.1 billion in 2019–20 to $74.2 billion in 2024–25, or approximately 5.8 per cent per year. The expected increase in elderly benefits is primarily due to a projected increase in the population of seniors.

EI benefits are projected to be $19.3 billion in 2019–20. Over the remainder of the projection period, EI benefits are projected to grow at an average of 4.9 per cent annually, reflecting expected gains in average weekly benefits and growth in the number of beneficiaries.

Children’s benefits are projected to rise from $24.1 billion in 2019–20 to $26.8 billion in 2024–25, or approximately 2.1 per cent annually, reflecting the indexation of benefits and an increase in the projected number of children eligible for the benefit.

Major transfers to other levels of government, which include the Canada Health Transfer (CHT), the Canada Social Transfer (CST), Equalization, Territorial Formula Financing and the Gas Tax Fund, among others, are expected to increase over the forecast horizon, from $76.3 billion in 2019–20 to $91.0 billion in 2024–25.

The CHT is projected to grow from $40.4 billion in 2019–20 to $48.6 billion in 2024–25. The CHT grows in line with a three-year moving average of nominal GDP growth, with funding guaranteed to increase by at least 3.0 per cent per year. The CST is legislated to grow at 3.0 per cent per year. Gas Tax Fund payments are indexed at 2.0 per cent per year, with increases applied in $100 million increments. Home care and mental health transfers are projected to grow from $1.1 billion in 2019–20 to $1.2 billion in 2024–25.

Direct program expenses—which include transfer payments administered by departments, operating expenses and the losses (gains) from employee future benefits—are projected to rise to $165.0 billion in 2019–20 and further to $172.6 billion in 2024–25.

The projected increase in direct program expenses is driven by Climate Action Incentive payments and fuel charge proceeds returned through other mechanisms, which is expected to increase from $3.0 billion in 2019–20 to $7.5 billion in 2024–25. Transfer payments administered by departments are expected to be relatively stable over the forecast horizon, increasing from $55.8 billion in 2019–20 to $57.9 billion in 2024–25.

Operating expenses reflect the cost of doing business, including current pension service costs, for more than 100 government departments, agencies and Crown corporations. Operating expenses are projected to reach $95.4 billion in 2019–20. Across the projection period, operating expenses are projected to grow by about 2.4 per cent annually, reaching $107.4 billion in 2024–25.

Losses from employee future benefit plans represent changes in the measurement of the Government’s obligations for pensions and other employee future benefits accrued in previous fiscal years. These losses are expected to increase in 2019–20, due mainly to a decrease in the discount rates used to value the obligations. Thereafter, losses are expected to gradually decrease over the forecast horizon, reflecting a projected rise in discount rates, leading to a forecast gain of $0.3 billion in 2024–25.

Details of Economic and Fiscal Projections        39

Policy Actions Taken Since Budget 2019

   Table A1.7

   Policy Actions Since Budget 2019

millions of dollars

	2019–	2020–	2021–	2022–	2023–	2024–
	2020	2021	2022	2023	2024	2025	Total
Government Operations, Fairness and Openness	2,188	209	132	97	98	96	2,819
Rural Economic Development Secretariat	4	4	0	0	0	0	8

Funding provided to Infrastructure Canada to establish a secretariat for the Minister of Rural Economic Development. The secretariat will support the Minister in the development of a federal strategy to capitalize on rural opportunities, as well as to lead and support the rollout of key federal initiatives in rural communities, such as infrastructure investments and broadband coverage.

Hibernia Dividend Backed Annuity Agreement with Newfoundland and Labrador	1,898	36	34	33	32	30	2,064

On April 1, 2019, Canada and the Province of Newfoundland and Labrador (NL) concluded a joint review of the 2005 “Arrangement between the Government of Canada and the Government of Newfoundland and Labrador on Offshore Revenues” and finalized the Hibernia Dividend Backed Annuity Agreement. As part of this Agreement, Canada will provide annual payments, in the net amount of $2.5 billion, made by Canada Development Investment Corporation to NL over the 38-year period starting in 2019 and concluding in 2056.

Remission Order—Fiscal Stabilization 2015–16	27	0	0	0	0	0	27

The Government of Canada decided to extinguish $26.8 million in debt owed by the Province of Newfoundland and Labrador and the Province of Alberta with respect to the overpayments of their 2015–16 fiscal stabilization claims. The overpayment totaled $23.7 million for Newfoundland and Labrador and $3.1 million for Alberta.

Royal Canadian Mounted Police Contract Policing Funding Adjustment	132	133	134	135	136	136	805
Less: Projected Revenues	-119	-119	-119	-119	-119	-119	-713

Adjustments to funding and revenues for the Royal Canadian Mounted Police for contract policing as per the Police Services Agreements negotiated with provinces, territories and municipalities.
Support for Canola Farmers	67	46	46	46	46	46	299

Estimated provisions associated with amendments to the Advance Payment Program (APP) administered by Agriculture and Agri-Food Canada to support Canadian farmers. Amendments will raise the maximum limit of cash advances available through the APP from $400,000 to $1,000,000, and increase the amount of APP cash advances that are available interest-free for canola advances within the 2019 program year from $100,000 to $500,000.

Resolving Income Security Program Disputes More Quickly and Easily	-5	24	38	17	17	16	108
Less: Projected Revenues	-3	-10	-10	-11	-11	-11	-56
Less: Funds from CPP Account	0	-5	-7	-7	-7	-7	-34

Funding provided to Employment and Social Development Canada and the Administrative Tribunals Support Service of Canada to implement additional improvements to make the recourse process for the Employment Insurance (EI), the Canada Pension Plan (CPP) and the Old Age Security (OAS) programs faster and more client-centric. A portion of this funding will be charged to the EI Operating Account and offset by higher EI premium revenues over time. Another portion will be sourced from the CPP Account and offset each year by revenues to that account.

Investing in the Federal Courts	1	4	6	9	10	12	41

Funding for the Courts Administration Service to establish and implement a new Courts Registry Management System. This funding will facilitate access to justice by helping the Courts Administration Service to continue to provide efficient and effective support to the Federal Court, the Federal Court of Appeal, the Court Martial Appeal Court and the Tax Court of Canada.

Compensation to Provinces for Costs Associated with Irregular Migration	343	0	0	0	0	0	343
Less: Funds Previously Provisioned in the Fiscal Framework	-274	0	0	0	0	0	-274

To provide compensation to provinces for costs incurred relating to irregular migration in 2017 and 2018, such as interim housing, social assistance and education.

40        Annex 1

   Table A1.7

   Policy Actions Since Budget 2019

   millions of dollars

	2019–	2020–	2021–	2022–	2023–	2024–
	2020	2021	2022	2023	2024	2025	Total
Ensuring a Safe and Secure Canada Day 2019	3	0	0	0	0	0	3

Funding for Canadian Heritage to support safety and security measures in the nation’s capital during Canada Day 2019 celebrations.
The Next Generation of Public Service Pay	22	88	8	0	0	0	117
Less: Funds Sourced from Existing Departmental Resources	-4	0	0	0	0	0	-4

Additional funding provided to the Treasury Board Secretariat to explore a possible move away from the Phoenix pay system. By partnering with the private sector and government departments, the Treasury Board Secretariat will assess the feasibility of potential pay and human resource system replacements.

Benefit Delivery Modernization and Workload Pressures	68	19	8	0	0	0	94
Less: Projected Revenues	-2	-6	-6	-7	-7	-7	-36
Less: Funds from CPP Account	-9	-3	0	0	0	0	-12

Funding provided to Employment and Social Development Canada to modernize benefit delivery systems, and address workload pressures related to the Employment Insurance (EI) and Temporary Foreign Worker programs. A portion of this funding will be charged to the EI Operating Account. Another portion will be sourced from the Canada Pension Plan Account and offset each year by revenues to that account.

Flooding Disaster Relief	3	0	0	0	0	0	3

Funding provided to Public Safety Canada to provide a financial contribution to the Canadian Red Cross to deliver disaster relief services to victims of massive flooding.
Increased Legal Support to Help Reduce Delays for Asylum Claims	27	0	0	0	0	0	27

Funding provided to the Department of Justice Canada to support the delivery of immigration and refugee legal aid services by provinces in 2019-20, as announced on August 12, 2019.
Divestiture of Espace 400e	7	0	0	0	0	0	7

Funding provided to the Parks Canada Agency to divest a federal property known as Espace 400e to the city of Québec as announced on August 26, 2019.
Addressing Air Passenger Complaints	4	0	0	0	0	0	4

Funding provided to the Canadian Transportation Agency to respond to higher air passenger complaint volumes. This will allow passengers to receive more timely resolution of their complaints.
Supporting a Centre of Expertise in Artificial Intelligence	1	3	2	3	2	0	10
Less: Funds Sourced from Existing Departmental Resources	-1	-3	-2	-3	-2	0	-10

Funding provided to Canada Economic Development for Quebec Regions to support a Centre of Expertise in Artificial Intelligence, as announced on September 6, 2019. This will allow an international centre of expertise to be created in Montréal as part of the Global Partnership on Artificial Intelligence.

Details of Economic and Fiscal Projections        41

   Table A1.7

   Policy Actions Since Budget 2019

   millions of dollars

	2019–	2020–	2021–	2022–	2023–	2024–
	2020	2021	2022	2023	2024	2025	Total
Growth, Innovation, Infrastructure and the Environment	204	313	130	6	-1	0	651
Returning Fuel Charge Proceeds to Support Certain Sectors, and Federal Programming in Ontario	347	106	0	0	0	0	453
Less: Funds Previously Provisioned in the Fiscal Framework	-229	0	0	0	0	0	-229
Less: Funds Sourced from Existing Departmental Resources	-106	-106	0	0	0	0	-212

Funding provided to Environment and Climate Change Canada, Natural Resources Canada, Indigenous Services Canada, and Crown- Indigenous Relations and Northern Affairs Canada for programming to return a portion of the direct carbon pollution pricing fuel charge proceeds to small and medium-sized enterprises, municipalities, universities, schools, hospitals, colleges, non-profit organizations, and Indigenous communities. Funding was also provided to Environment and Climate Change Canada for the Energy Savings Rebate program and other programming in Ontario.

Supporting Pollution Pricing Rebates in Yukon and the Northwest Territories	4	1	0	0	0	0	5
Less: Funds Sourced from Existing Departmental Resources	-4	-1	0	0	0	0	-5

Funding provided to the Canada Revenue Agency for the set-up costs of the federal administration of the programs to return the proceeds of pollution pricing in Yukon and the Northwest Territories.

Towards Zero Domestic Plastic Waste	12	30	23	0	0	0	64
Less: Funds Sourced from Existing Departmental Resources	-1	-2	-2	0	0	0	-5

Funding provided to Environment and Climate Change Canada, Transport Canada, Public Services and Procurement Canada, Fisheries and Oceans Canada, and Crown-Indigenous Relations and Northern Affairs Canada to take action to reduce Canada’s plastic waste. Funding will support innovation, promote affordable and safe plastics alternatives, and contribute to the G7 Oceans Plastic Waste Charter including by helping retrieve and dispose of ghost fishing gear, as announced in June 2019 and August 2019.

Regional Economic Infrastructure Initiative	8	25	25	24	0	0	82
Less: Funds Sourced from Existing Departmental Resources	-8	-25	-25	-24	0	0	-82
Less: Year-over-year Reallocation of Funding	7	-4	-7	6	-1	0	0

Funding provided to Canada Economic Development for Quebec Regions for the Regional Economic Infrastructure Initiative. The initiative aims to support infrastructure projects that contribute to the economic dynamism and attractiveness of communities. Funds will be sourced from the existing New Building Canada Fund—Provincial-Territorial Infrastructure Component.

Next Steps to Further Explore High Frequency Rail	8	8	0	0	0	0	16
Less: Year-over-year Reallocation of Funding	-3	-2	0	0	0	0	-5

Funding provided to Transport Canada and VIA Rail Canada to further explore high frequency rail in the Quebec City - Toronto corridor, as announced on June 25, 2019. This funding will be used to establish a Joint Project Team alongside the Canada Infrastructure Bank, and support work to preserve the option of interoperability with regional transit providers in Montréal and Toronto.

Additional Funding for Fuel Charge Administration in Alberta	15	14	14	0	0	0	43

Funding provided to the Canada Revenue Agency to administer the fuel charge component of the Greenhouse Gas Pollution Pricing Act in Alberta, following the province’s repeal of the provincial carbon levy.

Women Entrepreneurship Fund	10	0	0	0	0	0	10

Funding provided to the regional development agencies to top up the Women Entrepreneurship Fund, as announced in June 2019. This will bring the Fund to a total of $30 million, and will support approximately 100 more projects at women-owned and women-led businesses across Canada.

42        Annex 1

   Table A1.7

    Policy Actions Since Budget 2019

millions of dollars
	2019–	2020–	2021–	2022–	2023–	2024–
	2020	2021	2022	2023	2024	2025	Total
Climate Action Incentive Payments—Net Fiscal Impact	145	269	101	0	0	0	515

The net fiscal impact above reflects the Climate Action Incentive payments delivered in Alberta and the elimination of the provisions for Climate Action Incentive payments in New Brunswick for 2020–21 and subsequent years. It also reflects adjustments to the Climate Action Incentive payment amounts for Ontario, Manitoba and Saskatchewan.

As previously announced in the 2018 Fall Economic Statement, the accounting treatment of Climate Action Incentive payments requires some of the costs to be borne in the fiscal year prior to the fuel charge being collected, because they are delivered through the personal income tax system through returns for the previous tax year. In practice, however, the Government of Canada is simply taking the direct proceeds from the fuel charge and returning all the proceeds to the province of origin.

Labour Markets, Health, Safety and Economic Prosperity of Canadians	124	96	29	24	17	12	301
Supporting Health Canada’s Regulatory Operations	35	0	0	0	0	0	35

Funding provided to Health Canada to support core regulatory operations related to drugs and medical devices.
Supporting the Harbourfront Centre	8	0	0	0	0	0	8

Funding provided to Canadian Heritage to support the Harbourfront Centre in Toronto so that it can continue to deliver arts, cultural and recreational programming.
Housing Supply Challenge—Transfer of Initiative from Infrastructure	0	63	63	63	63	50	300
Canada to Canada Mortgage and Housing Corporation
Less: Funds Previously Provisioned in the Fiscal Framework	0	-63	-63	-63	-63	-50	-300

Funding provided to Canada Mortgage and Housing Corporation for the Housing Supply Challenge, which will invite municipalities and other stakeholder groups across Canada to propose new ways to break down barriers that limit the creation of new housing. This funding has been initially identified for Infrastructure Canada in Budget 2019.

Indigenous Peoples’ Space at 100 Wellington	7	5	3	0	0	0	16

Funding provided to Crown-Indigenous Relations and Northern Affairs Canada to support the establishment of an Indigenous Peoples’ Space at 100 Wellington Street in Ottawa.
Supporting Telefilm Canada	8	0	0	0	0	0	8

Funding provided to Telefilm Canada to support French-language feature film production in Quebec.
National Strategy to Combat Human Trafficking	3	15	14	13	13	11	69
Less: Funds Sourced from Existing Departmental Resources	0	0	0	0	0	0	-2

Funding provided to Public Safety Canada, the Canada Border Services Agency, Women and Gender Equality Canada, Immigration, Refugees and Citizenship Canada, Public Services and Procurement Canada, and the Financial Transactions and Reports Analysis Centre of Canada to support Canada’s new National Strategy to Combat Human Trafficking, as announced on September 4, 2019. The strategy will empower victims and survivors, prevent more of these crimes from taking place, protect those vulnerable to trafficking, embrace partnerships, and prosecute human traffickers.

Removing Sex-Based Discrimination in the Indian Act	12	9	0	0	0	0	21

Funding provided to Crown-Indigenous Relations and Northern Affairs Canada to support the implementation of An Act to amend the Indian Act in response to the Superior Court of Quebec decision in Descheneaux c. Canada (Procureur general). Funding will support the registration of eligible individuals and continue engagement with First Nations communities on the implementation of legislation.

Addressing the Findings of the Qikiqtani Truth Commission	18	3	0	0	0	0	20

Funding provided to Crown-Indigenous Relations and Northern Affairs Canada to work in partnership with the Qikiqtani Inuit Association to build a long-term and sustainable response to the Qikiqtani Truth Commission’s findings, including funding to implement programming for Qikiqtani Inuit to promote Inuit culture, healing and well-being for current and future generations.

Details of Economic and Fiscal Projections        43

Table A1.7
Policy Actions Since Budget 2019
millions of dollars
	2019–	2020–	2021–	2022–	2023–	2024–
	2020	2021	2022	2023	2024	2025	Total
B.C. Women’s Hospital and Health Centre	2	2	2	2	2	0	10

Funding provided to the Canadian Institutes of Health Research to support national cervical cancer research, as announced on June 4, 2019. This research will focus on studying human papillomavirus (HPV) vaccination and screening methods and work to implement findings at a national level with the goal of improving the health of Canadians.

Additional Funding for Family Information Liaison Units	0	7	7	7	0	0	22

Funding provided to Justice Canada to support Family Information Liaison Units, as announced on December 4, 2019. The Family Information Liaison Units help families access available information about their missing and murdered loved ones from multiple government sources.

Addressing the Opioid Crisis and Methamphetamines	28	49	0	0	0	0	76

Funding provided to Health Canada and the Public Health Agency of Canada to help address the opioid crisis and problematic methamphetamine use.
Anti-Money Laundering Support for the RCMP	1	1	1	1	1	1	8

Funding provided to the RCMP to invest in information management and information technology infrastructure to improve capacity to better process the volume of big data produced in the context of federal investigations, including money laundering.

Supporting the Youth Take Charge Program	1	3	0	0	0	0	3

Funding provided to Canadian Heritage for the Youth Take Charge Program to support projects delivered by youth-serving organizations.
Support to the First Nations Technical Institute	1	2	2	0	0	0	5
Less: Funds Sourced from Existing Departmental Resources	-1	-2	-2	0	0	0	-5

Funding provided to the Federal Economic Development Agency for Southern Ontario, as announced on September 6, 2019, to strengthen the aviation training program of the First Nations Technical Institute. This will allow more Indigenous students to become commercial pilots.

Emergency Management-Related Payments to Municipalities	4	0	0	0	0	0	4

Funding provided to Public Safety Canada to support payments for emergency management and policing costs incurred by Canadian municipalities.
Trade, International Relations and Security	378	19	9	52	50	11	520
Implementation of Canada-Costa Rica Free Trade Agreement Tariff Commitments	2	3	3	3	3	3	15

Implements certain preferential tariff commitments under the Canada-Costa Rica Free Trade Agreement.
Canadian Coast Guard Fleet Renewal	25	31	41	31	41	39	208
Less: Funds Previously Provisioned in the Fiscal Framework	0	0	0	-5	-17	-30	-52

Funding provided to Fisheries and Oceans Canada (Canadian Coast Guard) to enable the acquisition of 18 new large vessels, to initiate a competitive process to design a new small vessel class, to extend the life of the existing fleet, and to bolster internal Coast Guard capacity. As announced on May 22, 2019, this will allow the Coast Guard to renew the fleet to ensure it can continue to deliver on its missions including search and rescue, environmental response, ice breaking, ocean science, and marine navigation and communications.

44        Annex 1

Table A1.7
Policy Actions Since Budget 2019
millions of dollars
	2019–	2020–	2021–	2022–	2023–	2024–
	2020	2021	2022	2023	2024	2025	Total
Launching a New International Education Strategy	24	30	32	31	31	8	156
Less: Funds Previously Provisioned in the Fiscal Framework	-24	-30	-32	-31	-31	-8	-156
Less: Year-over-year Reallocation of Funding	3	-15	-35	23	23	0	0

Funding provided to Employment and Social Development Canada, Global Affairs Canada, and Immigration, Refugees and Citizenship Canada for a new International Education Strategy. The Strategy will help Canada’s youth strengthen global ties and acquire the skills needed to be successful in an increasingly competitive global knowledge economy, including problem solving, communication and adaptability. It will help more Canadian students participate in study, work and travel opportunities abroad, as well as invest in promotional activities to ensure that foreign students continue choosing Canada as their study destination of choice. Funding for the Strategy was announced in Budget 2019, with specific allocations for each department subsequently determined as part of a developed implementation plan.

Purchase of Light Armoured Vehicles	1	1	12	48	86	101	249
Less: Funds Sourced from Existing Departmental Resources	-1	-1	-12	-48	-86	-101	-249

Purchase of Light Armoured Vehicles for the Canadian Armed Forces from General Dynamics Land Systems–Canada to satisfy requirements for Armoured Combat Support Vehicles identified in Canada’s defence policy, Strong, Secure, Engaged.

Global Health Investments	0	100	100	100	300	300	900
Less: Funds previously provisioned in the International Assistance Envelope	0	-100	-100	-100	-300	-300	-900

Funding for Global Affairs Canada to promote the health and rights of women and girls around the world. This investment will help advance the 2030 Agenda for Sustainable Development, promote sexual and reproductive health rights, and build on Canada’s leadership on global gender equality.

Payment to the Canadian Commercial Corporation	3	0	0	0	0	0	3

Funding provided to Canadian Commercial Corporation to support its operations while a comprehensive review of the organization is underway.

Support for Dairy Farmers	345	0	0	0	0	0	345

Funding provided to Agriculture and Agri-Food Canada, as announced on August 16, 2019, to provide full and fair support to Canadian dairy farmers as they address challenges resulting from the Canada-European Union Comprehensive Economic and Trade Agreement (CETA) and the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (CPTPP) trade deals.

Funding for Closing the Investment Gap Initiative	3	0	0	0	0	0	3
Less: Funds previously provisioned in the International Assistance Envelope	-3	0	0	0	0	0	-3

Funding for Global Affairs Canada to enable low-carbon and sustainable infrastructure in developing countries through the Closing the Investment Gap Initiative.

Technical Corrections to CPTPP Tariff Rates	1	0	0	0	0	0	1

Corrects a technical error with the implementation of tariff commitments from the CPTPP.
Review of Government Spending and Tax Expenditures – Phase I	0	-1,500	-1,500	-1,500	-1,500	-1,500	-7,500

The Government will launch the first phase of a comprehensive review of government spending and tax expenditures, to ensure that resources are efficiently allocated to continue to invest in people and keep the economy strong and growing.

Net Fiscal Impact—Policy Actions Taken Since Budget 2019	2,894	-862	-1,200	-1,321	-1,337	-1,381	-3,208
(Net) fiscal impact of non-announced measures	522	383	324	235	332	171	1,967

The net fiscal impact of measures that are not announced is presented at the aggregate level, and would include provisions for anticipated Cabinet decisions not yet made and funding decisions related to national security, commercial sensitivity, contract negotiations and litigation issues.

Details of Economic and Fiscal Projections        45

Table A1.7
Policy Actions Since Budget 2019
millions of dollars
	2019–	2020–	2021–	2022–	2023–	2024–
	2020	2021	2022	2023	2024	2025	Total
Policy Actions proposed on December 9, 2019
Reduction in Personal Income Tax due to Increase in the Basic Personal Amount	690	3,015	4,050	5,145	6,020	6,230	25,150
Funding for the Canada Revenue Agency	0	1	1	1	1	0	4

The Basic Personal Amount ensures that Canadians can receive a basic amount of income before paying federal income tax. the Government proposes to increase the Basic Personal Amount and two related amounts, the Spouse or Common-Law Partner Amount and the Eligible Dependant Credit, over four years, starting in 2020 and rising to $15,000 by 2023. The increase in these amounts would be phased out for high-income individuals.

Net Fiscal Impact—Total Policy Actions Taken Since Budget 2019	4,105	2,537	3,174	4,060	5,015	5,020	23,912
Note: Totals may not add due to rounding.

46        Annex 1